Notes to Financial Statements
December 31, 2015

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") and a New York limited liability company, was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Cash:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

[2]   Revenue recognition:

Revenue is recognized on the accrual basis as it is earned. 98% of total revenue for the year ended December 31, 2015 was earned from four clients.

[3]   Income taxes:

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes and is not required to pay income taxes on income or gains. As such, its income and losses are reported on the Parent's tax return.

The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no unrecognized tax benefits.

[4]   Use of estimates:

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

[5]   Fair value:

The Company carries its investment at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels: Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 - inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available; Level 3 - unobservable inputs reflect the assumptions that the Company or Parent develop based on available information about what market participants would use in valuing the asset or liability.

Notes to Financial Statements
December 31, 2015

NOTE C - RELATED PARTY TRANSACTIONS

Effective September 1, 2009, the Company entered into a service agreement with the Parent in which the Company has agreed to reimburse the Parent approximately $7,102 per month for certain general and administrative costs incurred by the Parent.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

For the period January 1, 2015 through December 31, 2015, the Company reimbursed the Parent the following:

Direct costs	$ 196,018
General and administrative costs	85,224
Total	$ 281,242

At December 31, 2015, $14,769 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's financial statements may not necessarily be indicative of the Company's financial condition and results of operations had the Company operated as an unaffiliated entity of the Parent.

NOTE D - INVESTMENT

Pursuant to the advisory services agreement with Lebenthal Holdings LLC ("Lebenthal"), on December 31, 2013 the Company purchased 1,500 common units in Lebenthal at a cost of $12,204. The Company's investment is classified as a Level 3 asset and is valued at $0.

NOTE E - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company's net capital of $895,517 exceeded required minimum net capital of $5,000 by $890,517 and the ratio of aggregate indebtedness to net capital was .05 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(i).